UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
DHT Holdings, Inc. (Name of Issuer) Common Stock (Title of Class of Securities) Y2065G121 (CUSIP Number) 12/31/14 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.Y2065G121	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aristeia Capital, L.L.C. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,879,804
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,879,804
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,879,804
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.30%
12	TYPE OF REPORTING PERSON* IA

(1)	Aristeia Capital, L.L.C. is the investment manager of, and has voting and investment control with respect to the securities described herein held by, one or more private investment funds.

CUSIP No. Y2065G121	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

DHT Holdings, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Clarendon House 2 Church Street Hamilton HM 11 Bermuda

Item 2(a).	Name of Person Filing.
Item 2(b).	Address of Principal Business Office or, if None, Residence.
Item 2(c).	Citizenship.

Aristeia Capital, L.L.C. 136 Madison Avenue, 3rd Floor New York, NY 10016 Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

Y2065G121

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whetherthe person filing is a:

[ X ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of 12/31/14:

(a) Amount beneficially owned: 5,879,804. All of such shares which the Reporting Person may be deemed to own are issuable on the conversion of the issuer’s convertible notes held by the Funds.
(b) Percent of Class: 6.30%
(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 5,879,804
(ii) shared power to vote or direct the vote: 0

CUSIP No. Y2065G121	SCHEDULE 13G	Page 4 of 5 Pages

(iii) sole power to dispose or direct the disposition of: 5,879,804
(iv) shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Certification pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y2065G121	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/17/15

ARISTEIA CAPITAL, L.L.C.

By:  /s/ Andrew B. David
       Name: Andrew B. David
       Title:   General Counsel